UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G21107100

(CUSIP Number)

Jeremy Pinh Yee

Cordlife Group Limited

1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09

Singapore 768160

Telephone: +65 6238-0808

Yuen Kam

48th Floor, Bank of China Tower,

1 Garden Road, Central,

Hong Kong S.A.R.

Telephone: +852 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Shirin Tang

Morrison & Foerster LLP

50 Collyer Quay, #12-01 OUE Bayfront

Singapore 049321

Telephone: +65 6922-2000

August 25, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100		13D

1	Name of reporting person Cordlife Group Limited
2	Check the appropriate box if a member of a group (a) ✓ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 16,123,035 (1)
	8	Shared voting power 0
	9	Sole dispositive power 16,123,035
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 16,123,035
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.7% (2)
14	Type of reporting person CO

(1) Assumes conversion in full of the 7% senior convertible note due 2017 to be acquired by Cordlife (as defined below).

(2) Based upon 73,003,248 Shares (as defined below) outstanding as of March 31, 2014 as disclosed in China Cord Blood Corporation’s annual report filed on Form 20-F. Assumes the issuance of an additional 8,809,020 Shares upon conversion in full of the 7% senior convertible note due 2017 to be acquired by Cordlife.

CUSIP No. G21107100		13D

1	Name of reporting person Magnum Opus International Holdings Limited
2	Check the appropriate box if a member of a group (a) ✓ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,809,020 (1)
	8	Shared voting power 0
	9	Sole dispositive power 8,809,020
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,809,020
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.8% (2)
14	Type of reporting person CO

(1) Assumes conversion in full of the 7% senior convertible note due 2017 to be acquired by Magnum (as defined below).

(2) Based upon 73,003,248 Shares outstanding as of March 31, 2014 as disclosed in China Cord Blood Corporation’s annual report filed on Form 20-F. Assumes the issuance of an additional 8,809,020 Shares upon conversion in full of the 7% senior convertible note due 2017 to be acquired by Magnum.

CUSIP No. G21107100		13D

1	Name of reporting person Yuen KAM
2	Check the appropriate box if a member of a group (a) ✓ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong S.A.R.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,166,351 (1)
	8	Shared voting power 7,783,023 (2)
	9	Sole dispositive power 9,166,351
	10	Shared dispositive power 7,783,023
11	Aggregate amount beneficially owned by each reporting person 16,949,374
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 20.7% (3)
14	Type of reporting person IN

(1) Assumes conversion in full of the 7% senior convertible note due 2017 to be acquired by Magnum.

(2) Represents 25.367345% of 30,681,266 Shares that will be beneficially owned by GM (as defined below) following the cancellation of the GM Note (as described below). Mr. Kam beneficially owns 25.367345% of the issued ordinary shares of GM, assuming the exercise of his vested share options and warrants.

(3) Based upon 73,003,248 Shares outstanding as of March 31, 2014 as disclosed in China Cord Blood Corporation’s annual report filed on Form 20-F. Assumes the issuance of an additional 8,809,020 Shares upon conversion in full of the 7% senior convertible note due 2017 to be acquired by Magnum.

Item 1.        Security and Issuer.

This statement (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of China Cord Blood Corporation, a Cayman Islands corporation (the “Issuer”). The Issuer’s principal executive office is located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

This Statement is being filed jointly by Cordlife Group Limited (“Cordlife”), a company limited by shares incorporated in Singapore, Magnum Opus International Holdings Limited (“Magnum”), a company incorporated under the laws of the British Virgin Islands, and Yuen Kam (“Mr. Kam”), a citizen of Hong Kong S.A.R. and a director and the sole shareholder of Magnum (together, the “Reporting Persons”).  This Statement amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed by Cordlife on November 19, 2012 (the “Initial Cordlife 13D”).

The Reporting Persons are filing this Statement as a “group” for the purposes of Rule 13d-5(b)(1) of the Act solely on the basis that (i) pursuant to the Note Sale Agreement (as defined below), Cordlife and Magnum have each agreed to acquire, on a several and not joint basis, a convertible note to be issued by the Issuer and (ii) pursuant to the Facility Agreement (as defined below), Cordlife has agreed to loan funds to Magnum to be used by Magnum in the acquisition of such convertible note, in each case, as described in this Statement.

Item 2.        Identity and Background.

Cordlife. Cordlife’s principal executive office is located at 1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09, Singapore 768160. The principal business activities of Cordlife are providing cord blood banking services which include the collection, processing, testing, cryopreservation and storage of umbilical cord blood at birth. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Cordlife are set forth in Schedule A hereto and are incorporated herein by reference.

During the last five years, neither Cordlife nor, to the best of its knowledge, any of the persons listed in Schedule A hereto has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Magnum and Mr. Kam. Magnum was incorporated on June 17, 2014 and has not engaged in any business other than in relation to the transactions contemplated by the Note Sale Agreement.  Its registered office is located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

Mr. Kam’s present principal occupation is serving as the chairman and chief executive officer of Golden Meditech Holdings Limited (“GM”), and a director of Golden Meditech Stem Cells (BVI) Company Limited.  He is also the chairman and a director of the Issuer and, as noted above, a director of Magnum. His business address is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Albert Chen (“Mr. Chen”), a citizen of Hong Kong S.A.R., is a director of Magnum. His present principal occupation is serving as the chief financial officer and a director of the Issuer. His business address is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Magnum does not have any directors other than Mr. Kam and Mr. Chen.  Magnum does not have any executive officers.

During the past five years, none of Magnum, Mr. Kam or Mr. Chen has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

Pursuant to a convertible note sale agreement (the “Note Sale Agreement”) by and among GM, Cordlife and Magnum, dated August 25, 2014, GM has agreed to sell to each of Cordlife and Magnum, and each of Cordlife and Magnum has agreed to purchase from GM, on a several and not joint basis, 50% of a 7% senior convertible note due 2017 issued by the Issuer to GM on October 3, 2012 in the principal amount of $50 million (the “GM Note”).

Pursuant to the Note Sale Agreement, and subject to the terms and conditions thereof, GM will cause the Issuer to issue to each of Cordlife and Magnum a 7% senior convertible note due 2017 in the principal amount of $25 million (the “Cordlife Note” and the “Magnum Note”, respectively), without any consideration to the Issuer, as provided for in the GM Note. The GM Note shall be surrendered to the Issuer for cancellation, as provided for in the GM Note. Pursuant to the Note Sale Agreement, the Cordlife Note and the Magnum Note will be in substantially the form attached as an exhibit to the Note Sale Agreement.  The conversion price under each of the Cordlife Note and the Magnum Note will be $2.838 (as may be adjusted in accordance with its terms), and accordingly, each of the Cordlife Note and the Magnum Note will entitle the holder thereof, subject to the terms and conditions thereof, to receive 8,809,020 Shares upon conversion of such note.

The purchase price of each of the Cordlife Note and Magnum Note is $44,045,000. The closing of the Note Sale Agreement is conditional upon, among other things, GM and Cordlife obtaining any required consents under applicable law for the transactions contemplated in the Note Sale Agreement, including, in the case of GM, obtaining approval from GM’s independent shareholders for the transactions contemplated in the Note Sale Agreement. Each of GM and Cordlife has agreed in the Note Sale Agreement to use all reasonable efforts to obtain such approvals prior to 15 November 2014 or such other date as Cordlife, Magnum and GM may agree from time to time. The Note Sale Agreement provides that GM must procure, within five business days after the Completion Date under the Note Sale Agreement, the Issuer to enter into a counterpart signature page (in substantially the form attached as an exhibit to the Note Sale Agreement) to the registration rights agreement dated October 3, 2012 between GM and the Issuer (the “Registration Rights Agreement”) which acknowledges that Cordlife and Magnum shall become parties to the Registration Rights Agreement as though an original party thereto.

The aggregate amount of funds to be used by Cordlife to purchase the Cordlife Note is $44,045,000. Cordlife intends to pay for the Cordlife Note from internal funds and/or loan facilities for general corporate purposes.

The aggregate amount of funds to be used by Magnum to purchase the Magnum Note is $44,045,000. Magnum expects that these funds will be provided pursuant to a facility agreement between Cordlife and Magnum dated August 25, 2014 (the “Facility Agreement”),  pursuant to which Cordlife will lend Magnum funds in an aggregate amount of up to $46,500,000 for the purposes of financing (i) the consideration payable by Magnum for the Magnum Note pursuant to the Note Sale Agreement and (ii) the costs, fees and expenses incurred by Magnum in connection with the transactions contemplated in the Note Sale Agreement, in each case, upon the terms and subject to the conditions specified in the Facility Agreement, including the requirement that Cordlife and Magnum enter into (a) a security agreement and (b) an accounts charge in respect of a U.S. Dollar denominated account opened or to be opened in the name of Magnum, in each case, prior to Magnum delivering a utilization request under the Facility Agreement.

The above summaries of the Note Sale Agreement and the Facility Agreement do not purport to be complete and are qualified in their entirety by reference to (i) the Note Sale Agreement included as Exhibit 99.3 and (ii) the Facility Agreement included as Exhibit 99.5, and incorporated by reference in their entirety into this Item 3.

Item 4.        Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference in this Item 4.

Cordlife.  Cordlife is purchasing the Cordlife Note for investment purposes and intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone, together or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by Cordlife in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.  Notwithstanding anything contained herein, Cordlife reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), Cordlife currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to Cordlife; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Pursuant to a share purchase agreement by and between the Issuer and Cordlife, dated August 15, 2012 (the “Share Purchase Agreement”), the Issuer agreed to cause one nominee designated by Cordlife to be appointed to fill one directorship on the board of the Issuer.  On September 27, 2013, Cordlife’s nominee resigned from the board of the Issuer.  Pursuant to a letter from Cordlife to the board of the Issuer dated September 27, 2013 (the “Waiver Letter”), Cordlife irrevocably waived its right to appoint a nominee to the board of the Issuer.  Since September 27, 2013, Cordlife has not nominated a director to the board of the Issuer.  The descriptions of the Share Purchase Agreement applicable to Cordlife’s board nominee and Cordlife’s waiver of its board appointment right do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement and the Waiver Letter, included as Exhibit 99.2 and Exhibit 99.4, respectively, which are incorporated herein by reference.

Other than as set forth in this Statement, none of Cordlife or, to the best of its knowledge, any of the persons listed on Schedule A to this Statement has any present plans or proposals which relate to or would result in one or more of the results described in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Magnum and Mr. Kam. Magnum is purchasing the Magnum Note for investment purposes.  Each of Magnum and Mr. Kam intends to review its/his respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone, together or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by Magnum or Mr. Kam, respectively, in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.  Notwithstanding anything contained herein, Magnum and Mr. Kam each reserve the right to change its/his respective intentions with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of Magnum and Mr. Kam currently expects that it/he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to Magnum or Mr. Kam, respectively; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, none of Magnum, Mr. Kam, or Mr. Chen has any present plans or proposals which relate to or would result in one or more of the results described in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

(a) Cordlife. Pursuant to the Share Purchase Agreement, Cordlife purchased and was deemed to beneficially own 7,314,015 Shares.  By acquiring the Cordlife Note as contemplated by the Note Sale Agreement, Cordlife will acquire beneficial ownership of an additional 8,809,020 Shares, and accordingly will beneficially own an aggregate of 16,123,035 Shares, representing approximately 19.7% of the total issued and outstanding Shares (based on 73,003,248 Shares outstanding as of March 31, 2014 and the issuance of an additional 8,809,020 Shares upon conversion in full of the Cordlife Note).

Except as disclosed in this Statement, none of Cordlife or, to the best of its knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any Shares or has the right to acquire any Shares.  Cordlife expressly disclaims any beneficial ownership of the Shares owned by Magnum or Mr. Kam.

Magnum and Mr. Kam. By acquiring the Magnum Note as contemplated by the Note Sale Agreement, Magnum will acquire beneficial ownership of 8,809,020 Shares, and accordingly will beneficially own an aggregate of 8,809,020 Shares, representing approximately 10.8% of the total issued and outstanding Shares (based on 73,003,248 Shares outstanding as of March 31, 2014 and assuming the issuance of an additional 8,809,020 Shares upon conversion in full of the Magnum Note).

Mr. Kam currently has beneficial ownership of 12,609,583 Shares, consisting of 357,331 Shares currently directly owned by Mr. Kam and 12,252,252 of the 48,299,307 Shares currently beneficially owned by GM.1 Pursuant to the acquisition by Magnum of the Magnum Note and upon the cancellation of the GM Note, Mr. Kam will be deemed to have beneficial ownership of 16,949,374 Shares, representing approximately 20.7% of the total outstanding Shares (based on 73,003,248 Shares outstanding as of March 31, 2014 and assuming the issuance of an additional 8,809,020 Shares upon conversion in full of the Magnum Note).

Mr. Chen currently has beneficial ownership of 393,064 Shares, including 71,466 Shares owned by his spouse. Upon the acquisition by Magnum of the Magnum Note, Mr. Chen will continue to have beneficial ownership of 393,064 Shares, representing approximately 0.5% of the total issued and outstanding Shares (based on 73,003,248 Shares outstanding as of March 31, 2014 and assuming the issuance of an additional 8,809,020 Shares upon conversion in full of the Magnum Note).

1  Includes GM’s deemed beneficial ownership of 17,618,041 Shares receivable upon conversion of the GM Note. Mr. Kam may be deemed to have beneficial ownership of 25.367345% of GM’s ordinary shares, based on 360,650,000 ordinary shares of GM currently beneficially owned by Mr. Kam and assuming the exercise by Mr. Kam of his vested share options and warrants relating to 100,671,655 additional ordinary shares of GM as of August 7, 2014.

Except as disclosed in this Statement, none of Magnum, Mr. Kam or Mr. Chen beneficially owns any Shares or has the right to acquire any Shares. Each of Magnum and Mr. Kam expressly disclaims any beneficial ownership of the Shares owned by Cordlife.

(b) Cordlife. Following the closing of the Note Sale Agreement, and assuming conversion into Shares of the entire outstanding principal amount of the Cordlife Note, Cordlife will have the sole power to vote or to direct the vote or direct the disposition of 16,123,035 Shares.

Except as disclosed in this Statement, none of Cordlife or, to the best of its knowledge, any of the persons listed on Schedule A to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Shares.

Magnum and Mr. Kam. Following the closing of the Note Sale Agreement, and assuming conversion into Shares of the entire outstanding principal amount of the Magnum Note, Mr. Kam will have sole voting and dispositive power with respect to all of the Shares Magnum will own.  Other than the foregoing, Magnum will not share voting or dispositive power over any Shares it will own.

Through the 30,681,266 Shares that will be beneficially owned by GM following the cancellation of the GM Note, Mr. Kam will share voting and dispositive power with respect to 7,783,023 Shares, or approximately 25.4%. Mr. Kam disclaims beneficial ownership of the Shares held by GM except to the extent of his pecuniary interest therein.

Mr. Chen does not and will not share voting or dispositive power over any Shares he or his spouse own.

Except as disclosed in this Statement, none of Magnum, Mr. Kam or Mr. Chen presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Shares.

(c) Cordlife. Except as disclosed in this Statement, none of Cordlife or, to the best of its knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the Shares during the past 60 days.

Magnum and Mr. Kam. Except as disclosed in this Statement, none of Magnum, Mr. Kam or Mr. Chen has effected any transaction in the Shares during the past 60 days.

(d) Cordlife. To the best knowledge of Cordlife, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares currently beneficially owned by Cordlife, or to be beneficially owned by Cordlife following the closing of the Note Sale Agreement and assuming conversion into Shares of the entire outstanding principal amount of the Cordlife Note.

Magnum and Mr. Kam. Mr. Kam has the indirect ability to receive dividends from and the proceeds from the sale of the 7,783,023 Shares held by GM that Mr. Kam may be deemed to beneficially own by virtue of Mr. Kam’s ownership of approximately 25.4% of the issued ordinary shares of GM.

Except as disclosed in this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares currently beneficially owned by Magnum, Mr. Kam or Mr. Chen, or to be beneficially owned by Magnum or Mr. Kam following the closing of the Note Sale Agreement and assuming conversion into Shares of the entire outstanding principal amount of the Magnum Note.

(e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, Cordlife and Magnum entered into the Note Sale Agreement with GM on August 25, 2014 and Cordlife and Magnum entered into the Facility Agreement on August 25, 2014. Items 3, 4 and 5 of this Statement are incorporated by reference in their entirety into this Item 6.

The Reporting Persons are filing this Statement as a “group” for the purposes of Rule 13d-5(b)(1) of the Act solely on the basis that (i) pursuant to the Note Sale Agreement, Cordlife and Magnum have each agreed to acquire, on a several and not joint basis, a convertible note to be issued by the Issuer and (ii) pursuant to the Facility Agreement, Cordlife has agreed to loan funds to Magnum to be used by Magnum in the acquisition by Magnum of the Magnum Note, in each case, as described in Item 3 above.

Cordlife. Except as set forth in the Initial Cordlife 13D and this Statement, Cordlife does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any Reporting Person or any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Magnum and Mr. Kam. Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer among Magnum, Mr. Kam or Mr. Chen, or between Magnum, Mr. Kam or Mr. Chen and any person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1	Joint Filing Agreement, dated as of August 25, 2014, among Cordlife Group Limited, Magnum Opus International Holdings Limited and Yuen Kam
99.2

Share Purchase Agreement, dated as of August 15, 2012, between China Cord Blood Corporation and Cordlife Group Limited (incorporated herein by reference to Exhibit 4.1 to China Cord Blood Corporation’s Current Report on Form 6-K filed on August 15, 2012)

99.3	Convertible Note Sale Agreement, dated as of August 25, 2014, by and among Golden Meditech Holdings Limited, Cordlife Group Limited and Magnum Opus International Holdings Limited
99.4	Waiver Letter, dated as of September 27, 2013, from Cordlife Group Limited to China Cord Blood Corporation
99.5	Facility Agreement, dated as of August 25, 2014, between Cordlife Group Limited and Magnum Opus International Holdings Limited

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2014

CORDLIFE GROUP LIMITED

By:	/s/ Jeremy Pinh Yee
Name:	Jeremy Pinh Yee
Title:	Chief Executive Officer

MAGNUM OPUS INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Title:	Director

YUEN KAM

By:	/s/ Yuen Kam

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement, dated as of August 25, 2014, among Cordlife Group Limited, Magnum Opus International Holdings Limited and Yuen Kam
99.2

Share Purchase Agreement, dated as of August 15, 2012, between China Cord Blood Corporation and Cordlife Group Limited (incorporated herein by reference to Exhibit 4.1 to China Cord Blood Corporation’s Current Report on Form 6-K filed on August 15, 2012)

99.3	Convertible Note Sale Agreement, dated as of August 25, 2014, by and among Golden Meditech Holdings Limited, Cordlife Group Limited and Magnum Opus International Holdings Limited
99.4	Waiver Letter, dated as of September 27, 2013, from Cordlife Group Limited to China Cord Blood Corporation
99.5	Facility Agreement, dated as of August 25, 2014, between Cordlife Group Limited and Magnum Opus International Holdings Limited

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING CORDLIFE

Name	Present Principal Occupation	Business Address	Citizenship
Choon Hou Ho	Chairman and Non-Executive Director	1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09 Singapore 768160	Singapore
Jeremy Pinh Yee	Executive Director and Chief Executive Officer	1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09 Singapore 768160	Singapore
Sheng Ho	Lead Independent Director	1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09 Singapore 768160	Singapore
Jin Hian Goh	Independent Director	1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09 Singapore 768160	Singapore
Tiak Soon Ng	Independent Director	1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09 Singapore 768160	Singapore
Hnin Yi Thet	Chief Financial Officer	1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09 Singapore 768160	Singapore
Jonathan Yen San Liau	Senior Director, India, Indonesia and Philippines	1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09 Singapore 768160	Singapore
Huiying Tan	Director, Diagnostic Strategic Business Unit	1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09 Singapore 768160	Singapore
Geok Peng Woon	Director, Banking Strategic Business Unit	1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09 Singapore 768160	Singapore